AlphaRx Inc.
200-168 Konrad Crescent
Markham, Ontario, Canada
L3R 9T9

United States Securities and Exchange Commission
Washington, D.C.
20549

RE: AlphaRx Inc. Post Effective Amendment to Form SB-2 filed May 19, 2005
File No. 333-118852

July 11, 2005

Dear Sirs;

The Post Effective Amendment filed May 19, 2005 was filed just prior to AlphaRx being selected for review of its 10KSB for the year ended September 30, 2004. The Commission initiated its review via a comment letter dated May 26, 2005. As a result of the review we have recently filed an amended 10KSB reflecting necessary updates.

Upon your approval of those comments we will file a revised Post Effective Amendment to our SB-2, which will supercede the existing Post Effective Amendment filed May 19, 2005. Accordingly we will seek acceleration of the effectiveness of that Post Effective Amendment to the SB-2.

We acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve AlphaRx Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  AlphaRx Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Michael Lee	/s/ Marcel Urbanc
Michael Lee	Marcel Urbanc
President & C.E.O.	Principal Accounting Officer & C.F.O.